Exhibit 99.2

DHX Media Ltd.

Consolidated Financial Statements

June 30, 2015 and 2014

(expressed in thousands of Canadian dollars)

September 28, 2015

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board for approval.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

PricewaterhouseCoopers LLP, appointed as the Company's auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

September 28, 2015

Independent Auditor’s Report

To the Shareholders of

DHX Media Ltd.

We have audited the accompanying consolidated financial statements of DHX Media Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2015 and June 30, 2014 and the consolidated statements of changes in equity, income and comprehensive income (loss) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DHX Media Ltd. and its subsidiaries as at June 30, 2015 and June 30, 2014 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Halifax, Nova Scotia

DHX Media Ltd.
Consolidated Balance Sheets
As at June 30, 2015 and 2014

(expressed in thousands of Canadian dollars)

	June 30, 2015	June 30, 2014
	$	$
Assets

Current assets

Cash	42,907	26,679
Restricted cash	—	32
Amounts receivable (note 6)	178,076	90,515
Prepaid expenses and other	22,078	5,008
Investment in film and television programs (note 7)	194,226	146,631

	437,287	268,865

Long-term amounts receivable (note 6)	11,091	5,774
Deferred financing fees	706	603
Property and equipment (note 8)	17,817	11,515
Intangible assets (note 9)	127,396	33,990
Goodwill (note 10)	213,941	103,483

	808,238	424,230
Liabilities

Current liabilities

Bank indebtedness (note 11)	—	4,930
Accounts payable and accrued liabilities	109,143	61,774
Deferred revenue	49,323	15,603
Interim production financing (note 11)	67,743	35,955
Current portion of long-term debt and obligations under finance leases (note 11)	12,916	8,526

	239,125	126,788

Long-term debt and obligations under finance leases (note 11)	269,902	61,918
Long-term deferred revenue	1,686	1,141
Other liability (note 5 (iii))	12,542	—
Deferred income taxes (note 14)	23,029	11,034

	546,284	200,881

Shareholders’ Equity (note 12)	261,954	223,349

	808,238	424,230

Commitments and contingencies (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Changes in Equity
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Common shares $	Warrants $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings $	Total $
				(note 24)

Balance - June 30, 2013	151,275	390	11,875	(2,800)	2,135	162,875
Net income for the year	—	—	—	—	7,811	7,811
Other comprehensive income for the year	—	—	—	1,597	—	1,597
Comprehensive income for the year	—	—	—	1,597	7,811	9,408
Shares issued pursuant to the employee share purchase plan ("ESPP")	76	—	—	—	—	76
Issued for cash consideration, net of cost and tax effect	37,495	—	—	—	—	37,495
Shares issued for the Epitome acquisition (note 5 (iv))	14,139	—	—	—	—	14,139
Dividends reinvested and paid	122	—	—	—	(5,107)	(4,985)
Share-based compensation	—	—	1,588	—	—	1,588
Warrants exercised	1,175	(390)	—	—	—	785
Stock options exercised	2,945	—	(977)	—	—	1,968
Balance - June 30, 2014	207,227	—	12,486	(1,203)	4,839	223,349
Net income for the year	—	—	—	—	19,533	19,533
Other comprehensive loss for the year	—	—	—	(7,152)	—	(7,152)
Comprehensive income for the year	—	—	—	(7,152)	19,533	12,381
Shares issued pursuant to the ESPP	173	—	—	—	—	173
Share issue costs, net of tax effect	(136)	—	—	—	—	(136)
Shares issued for the Nerd Corps acquisition (note 5 (i))	26,075	—	—	—	—	26,075
Dividends reinvested and paid	123	—	—	—	(6,576)	(6,453)
Share-based compensation	—	—	4,254	—	—	4,254
Stock options exercised	3,295	—	(984)	—	—	2,311
Balance - June 30, 2015	236,757	—	15,756	(8,355)	17,796	261,954

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Income
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars, except for amounts per share)

	Year ended
	June 30, 2015	June 30, 2014
	$	$
Revenues (note 22)	264,039	116,131

Operating expenses
Direct production costs and expense of film and television produced	130,128	55,531
Acquisition costs	5,145	3,258
Amortization of property and equipment and intangible assets	10,407	5,915
Development expenses and other	4,631	1,982
Tangible benefit obligation expense	14,215	—
Write-down of investment in film and television programs	1,814	984
Selling, general and administrative	59,085	34,283
Finance expense (note 15)	21,334	3,306
Finance income (note 15)	(7,990)	(1,064)
	238,769	104,195
Income before income taxes	25,270	11,936

Provision for (recovery of) income taxes
Current income taxes (note 14)	14,036	2,859
Deferred income taxes (note 14)	(8,299)	1,266
	5,737	4,125
Net income for the year	19,533	7,811
Basic earnings per common share (note 20)	0.16	0.07
Diluted earnings per common share (note 20)	0.16	0.07

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Year ended
	June 30, 2015	June 30, 2014
	$	$

Net income for the year	19,533	7,811

Other comprehensive income (loss)

Items that will be subsequently reclassified to the statement of income
Cumulative translation adjustment	(7,152)	1,597
Other comprehensive income (loss) for the year	(7,152)	1,597
Comprehensive income for the year	12,381	9,408

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Cash Flows
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars)

	June 30, 2015	June 30, 2014
	$	$
Cash provided by (used in)

Operating activities
Net income for the year	19,533	7,811
Charges (credits) to income not involving cash
Amortization of property and equipment	3,698	2,091
Amortization of intangible assets	6,709	3,824
Unrealized foreign exchange loss (gain)	(5,809)	(4,082)
Amortization of deferred financing fees	1,485	840
Write-down of investment in film and television programs	1,814	984
Accretion on tangible benefit obligation	800	—
Debt extinguishment charge	3,913	—
Share-based compensation	4,254	1,588
Tangible benefit obligation expense	14,215	—
Loss on disposal of fixed assets	718	—
Unrealized loss on long-term investments	—	100
Amortization of debt premium	16	—
Movement in the fair value of the Redemption Option	(680)	—
Deferred tax expense (recovery)	(8,299)	1,266
	42,367	14,422

Net investment in film and television programs (note 21)	(1,565)	(2,909)
Net change in non-cash working capital balances related to operations (note 21)	(18,476)	(5,328)
Cash provided by operating activities	22,326	6,185
Financing activities
Proceeds from issuance of common shares, net of issue costs	—	36,588
Dividends paid	(6,453)	(4,985)
Proceeds from issuance of common shares related to ESPP and options and warrants exercised	2,482	2,829
Deferred financing fees	(289)	(160)
Repayment of bank indebtedness	(4,930)	(70)
Proceeds from (repayment of) interim production financing	16,948	(8,483)
Proceeds from long-term debt, net of costs	359,837	24,190
Repayment of other liability	—	(445)
Decrease in restricted cash	32	1,246
Repayment of long-term debt and obligations under finance leases	(159,599)	(7,454)
Cash provided by financing activities	208,028	43,256
Investing activities
Business acquisitions, net of cash acquired	(209,245)	(32,952)
Acquisition of property and equipment	(4,789)	(2,403)
Cost of internally generated intangible assets	(669)	(308)
Cash used in investing activities	(214,703)	(35,663)
Effect of foreign exchange rate changes on cash	577	261
Net change in cash during the year	16,228	14,039
Cash - Beginning of year	26,679	12,640
Cash - End of year	42,907	26,679

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international market, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These consolidated financial statements have been authorized for issuance by the Board of Directors on September 23, 2015.

3	Significant accounting policies, judgments and estimation uncertainty

The significant accounting policies used in the preparation of these financial statements are described below:

Basis of measurement

The financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

Consolidation

The financial statements include the accounts of DHX Media Ltd. and all of its subsidiaries. The financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions amongst the consolidated companies have been eliminated upon consolidation.

Subsidiaries are those entities, including structured entities, which the Company controls. Consistent with the film and television industry, the Company utilizes structured entities as a vehicle to create and fund some of its film and television projects. When the Company makes substantive decisions on creation of the content and financing within the structured entities it consolidates them. For accounting purposes, control is established by the Company when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

(1)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. For the Company and all material subsidiaries other than W!LDBRAIN Entertainment Inc. (“Wildbrain”), Copyright Promotions Licensing Group Ltd. (“CPLG”), Cookie Jar Entertainment (USA) Inc. (“CJUSA”) and DHX UK Holdings Limited (“DHX UK”), the Canadian dollar has been determined to be the functional currency. For Wildbrain and CJUSA, the functional currency is the US dollar, and for CPLG and DHX UK, the functional currency is UK pounds sterling. These financial statements are presented in Canadian dollars, which is the Company's functional currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and
(b)	income and expenses - at the average rate for the period (as this is considered to be a reasonable approximation of actual rates).

All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated statement of income.

(2)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition

Revenue from the licensing of film and television programs is recognized when:

(a)	the production has been completed;
(b)	the contractual delivery arrangements have been satisfied and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;
(c)	the customer has access to the production and can benefit from the content;
(d)	the amount of revenue can be measured reliably;
(e)	collectability of proceeds is probable; and
(f)	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

Cash payments received or advances currently due pursuant to a broadcast license or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

Revenues from production services for third parties and other revenue, as appropriate, are recognized on a percentage-of-completion basis. Percentage-of-completion is based upon the proportion of costs incurred in the current period to total expected costs. A provision is made for the entire amount of future estimated losses, if any, on productions-in-progress.

Revenue from live tours is recorded in the period in which the show is performed, the amount of revenue can be reliably measured, the costs incurred or to be incurred can be measured and collectability is reasonably assured. Merchandising revenue is recognized at the point of sale to customers.

Royalty revenue is accrued for royalty streams for which the receipt of revenue is probable and is recognized in accordance with the substance of the relevant agreements and statements received from third party agents.

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured, the services have been provided and collectability is reasonably assured. Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

Revenue from the Company's broadcasting business is recognized as follows:

(a)	subscriber fee revenues are recognized monthly based on estimated subscriber levels for the period-end, which are based on the preceding month's actual subscribed as submitted by the broadcast distribution undertakings;
(b)	advertising and promotion revenue, net of agency commission where applicable, is recorded when the advertising or promotion airs on the Company's television stations; and
(c)	other revenues, including sponsorship revenue, as earned.

(3)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Gross versus net revenue

The Company evaluates arrangements with third parties to determine whether revenue should be reported on a gross or net basis under each individual arrangement by determining whether the Company acts as the principal or agent under the terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. Conversely, to the extent that the Company acts as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any related expenses. Determining whether the Company acts as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that the Company considers include identification of the primary obligor, as well as which party has credit risk, general and inventory risk (or equivalent) and latitude in establishing prices.

Investment in film and television programs

Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties (“Acquired Participation Rights”). Investment in film and television programs also includes acquired film and television libraries or properties that are in production.

Costs of acquiring and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income based on the flow-of-revenue, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire participation amounts is recorded as a reduction of the cost of the production. Acquired participation costs are recognized initially at the amounts paid or the fair value of amounts due to the counterparty.

For films and episodic television series produced by the Company, ultimate revenue included estimates over a period of time. For acquired film and television libraries previously released, ultimate revenue includes estimates of revenue over a period not to exceed twenty years from the date of acquisition.

Investments in film and television programs are included within current assets. The normal operating cycle of the Company can be greater than 12 months. See note 7 for the expected realization of the investment in film and television programs in the next 12 months.

Ultimate revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, ultimate revenue estimates include box office receipts, sale of DVDs, licensing of television broadcast rights and licensing of other ancillary film rights to third parties. For television programs, ultimate revenue estimates include licensed rights to broadcast television programs in development and rights to renew licenses for episodic television programs in subsequent seasons, as well as estimates of secondary market revenue. Ultimate estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management’s future revenue estimates.

(4)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Investment in film and television programs (continued)

The investment in film and television programs (including acquired participation rights), is measured at the lower of cost and net realizable value. The net realizable value of the film or television programs is determined using management’s estimates of future revenues and costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program or acquired participation right.

Broadcast rights

Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months based on the expected pattern of consumption of the economic benefit. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the consolidated balance sheet.

Any impairment charges are reported as operating expenses on the consolidated statements of income.

Deferred financing fees and debt issue costs

Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight line method, over the term of the related bank indebtedness and the expense is included in interest expense. Debt issue costs related to long-term debt are recorded as a reduction of long-term debt and amortized using the effective interest method and the expense is included in interest expense.

Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the fair value of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

(5)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Development costs

Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.

Property and equipment

Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charges to the consolidated statements of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Buildings	4% declining balance
Furniture, fixtures and other equipment	5% - 20% declining balance
Computer equipment	30% declining balance
Post-production equipment	30% declining balance
Computer software	2 years straight-line
Website design	2 years straight-line
Leasehold improvements	5 years straight-line over term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of income.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

(6)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Identifiable intangible assets

Identifiable intangible assets are carried at cost, including amounts of purchase price allocations upon acquisitions. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Production backlog	2 to 3 years straight-line
Broadcaster relationships	7 to 10 years straight-line
Customer and distribution relationships	10 years straight-line
Non-compete contracts	3 years straight-line
Production software	5 years straight-line
Brands	10 years straight-line

Broadcast licenses

Intangible assets with indefinite useful lives are not amortized. Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the CGUs to which the asset belongs.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the consolidated statements of income in the period in which they are incurred.

(7)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. The Company records government assistance when the related costs have been incurred and there is reasonable assurance that they will be realized. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Leases

Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the transaction. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the statements of financial position at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company's incremental borrowing rate. The asset is amortized over the shorter of the term of the lease and the useful life of the asset while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

(8)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Income taxes (continued)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.

Deferred income tax assets and liabilities are presented as non-current.

Share-based compensation

The Company grants stock options to certain directors, officers, employees and consultants of the Company. Stock options vest over periods of up to 4 years and expire after 5 years. Each vesting tranche of stock options is considered a separate award with its own vesting period and estimated grant date fair value. The estimated grant date fair value of each vesting tranche is estimated using the Black-Scholes option pricing model. The non-cash compensation expense is recognized over each tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.

Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted and warrants.

(9)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Financial instruments

Financial instruments are classified as follows:

•	The long-term investment is classified as “Available-for-Sale”. Financial assets classified as Available-for-Sale are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income (loss). Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•	Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income.

•	Cash, restricted cash, trade receivables and long-term amounts receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•	Bank indebtedness, accounts payable and accrued liabilities, interim production financing, long-term debt and other liabilities are classified as “Other Financial Liabilities”. Other Financial Liabilities are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•	Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income (loss) that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost and available-for-sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Board of Directors.

(10)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Tangible benefit obligation

As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) (note 5 (iii)), the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the consolidated statements of income.

New and amended standards adopted

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 - Levies, (“IFRIC 21”) which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, - Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 did not have a significant impact on our financial statements.

The IASB made several amendments to IAS 36, Impairments of assets, in conjunction with issuing IFRS 13. They later issued a limited scope amendment, effective for fiscal periods beginning on or after January 1, 2014, introducing additional disclosures about fair value measurement where an impairment has been recorded or reversed. The Company has early adopted the limited scope amendment with no material impact on the Company's financial statements.

Accounting standards issued but not yet applied

IFRS 9, Financial instruments

IFRS 9 “Financial instruments” (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 “Financial

Instruments: Recognition and Measurement” (“IAS 39”)to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

(11)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Accounting standards issued but not yet applied (continued)

IFRS 9 was amended in November 2013, to (i) include guidance on hedge accounting, and (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9. The final version of IFRS 9 was issued in July 2014 and included (i) a third measurement category for financial assets - fair value through OCI; (ii) a single forward-looking expected loss impairment model; and (iii) a mandatory effective date for adoption of annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is evaluating the impact of the new standard on its financial statements.

IFRS 15, Revenue from Contracts and Customers

The IASB issued IFRS “Revenue from Contacts and Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2018, although the standard is available for early adoption. IFRS 15 replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. The underlying principle is that an entity will recognize revenue to depict the transfer of goods and services to customers at an amount the entity expects to be entitled to in exchange for those goods and services. The Company is currently evaluating the impact of the new standard on its financial statements.

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Investment in film and television programs

The costs of acquiring and producing film and television programs are capitalized, net of federal and provincial program contributions earned and amortized using the individual film forecast method, whereby capitalized costs are charged to income and ultimate participation costs are accrued in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. The estimate of ultimate revenue and ultimate costs depends on management judgment and assumptions based on the pattern of historical experience and other factors. Fluctuations in ultimate revenues could have a significant effect on net income.

(ii)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.

(12)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

The current income tax provision for the year is requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(iii)	Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is the earlier of the date management receives the information it is looking for or one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, merchandising and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

(13)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty (continued)

(iii)	Business combinations (continued)

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

4	Compensation of key management

Key management includes all directors, including both executive and non-executive directors, as well as the Executive Chairman, Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The compensation earned by key management is as follows:

	2015	2014
	$	$

Salaries and employee benefits	2,319	1,726
Share-based compensation	2,421	536
	4,740	2,262

5	Acquisitions

i)	On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”), which brings more than 200 half hours of proprietary children’s and family content, including the comedy adventure series Slugterra, and Nerd Corps’ creative team. The total consideration was approximately $59,265 and was comprised of cash of $33,190 and 2,693,748 common shares of the Company valued at $26,075, being the fair value of the common shares on the date of acquisition. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 11), and the common shares issued. The remainder of the consideration remains subject to a working capital adjustment of up to $5,500, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments and has been recorded in accounts payable and accrued liabilities at June 30, 2015.

Goodwill of $25,773 arising from the acquisition is attributable to synergies related to the expanded library, the acquisition of key talent and the strength of combined operations, including additional studio capacity. None of the goodwill is deductible for tax purposes. The fair value of amounts receivable is $23,811. The gross contractual amount for accounts receivable due is $24,617, of which $806 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Nerd Corps since December 23, 2014.

(14)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	6,439
Trade receivables	4,162
Federal and provincial film tax credits receivable	19,649
Prepaid expenses and other	117
Investment in film and television programs	14,200
Property and equipment	2,516
Intangible assets (note 9)	25,280
Goodwill	25,773
98,136

Liabilities
Accounts payable and accrued liabilities	9,260
Deferred revenue	4,595
Interim production financing	14,840
Capital lease obligations	1,113
Deferred income taxes	9,063
38,871
Net assets acquired	59,265

ii)	On November 13, 2014, the Company acquired a library of approximately 1,200 half hours, consisting of predominantly children's and family programming, specifically the outright ownership of 117 titles and distribution rights for an additional 34 titles. The library includes more than 35 television series and more than 35 feature films and television specials in the children's and family programming space, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC, (collectively, “Echo Bridge”) for US$11,640 in cash, which was funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 11).

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the Echo Bridge assets since November 13, 2014. The Company has finalized the purchase price, which has been allocated to the assets acquired based on their estimated fair values. The purchase price has been allocated to investment in film and television programs in the amount of $10,127 and the remainder of $3,115 has been allocated to goodwill, which is deductible for tax purposes and is attributable to the synergies associated with uniting the global rights for certain of the Company's proprietary titles.

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price allocation.

(15)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

iii)	On July 31, 2014, the Company acquired all of the outstanding shares of 8504601 Canada Inc., a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel (“Family Channel Business”) for cash consideration of up to $177,253, consisting of $170,000 for the initial purchase price, funded through an addition to the Company's Amended and Restated Senior Secured Credit Agreement (note 11) and a working capital adjustment of $7,753, of which, $6,253 was paid during the year and $1,500 of which is recorded in accounts payable and accrued liabilities at June 30, 2015. The acquired company was subsequently renamed DHX Television Ltd. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French) and Disney XD.

The fair value of amounts receivable is $11,043. The gross contractual amount for accounts receivable due is $11,143, of which $100 is expected to be uncollectible.

The value of goodwill of $79,864 arising from the acquisition of the Family Channel Business is attributable to benefits associated with becoming a full, vertically integrated content company.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of DHX Television since July 31, 2014.

The Company has finalized the purchase price, which has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	6,197
Amounts receivable	11,043
Prepaid expenses and deposits	9,798
Program and film rights	17,153
Property and equipment	259
Broadcast licenses	67,800
Other intangible assets (note 9)	5,800
Goodwill	79,864
197,914
Liabilities
Accounts payable and accrued liabilities	10,323
Deferred income tax liabilities	10,338
20,661
Net assets acquired	177,253

As disclosed in note 3, as part of the CRTC decision approving the Company’s acquisition of the Family Channel Business, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the consolidated statements of income at the estimated fair value on the date of acquisition of $14,215 as a liability. This has been recorded outside of the purchase price as a cost of the acquisition. Subsequent to the acquisition, an accretion charge of $800 has been recorded, increasing the liability to $15,015. The Company expects to incur annual cash expenditures of approximately $2,473 in each of the next seven years to satisfy the tangible benefit obligation.

(16)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

Concurrent with the acquisition of DHX Television, the Company entered into a new network affiliation agreement with an affiliate of the seller, Bell Media Inc., for the carriage of the Family Channel Business services, with a term ending December 31, 2018 at market rates.

The Company finalized the accounting for the purchase during the year. There was no impact to net income previously reported as a result of finalizing the accounting for the purchase.

iv)	On April 3, 2014 (“Epitome Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of the Epitome group of companies (“Epitome”), which includes a library of over 550 half-hour episodes of Degrassi, Instant Star and Liberty Street and 66 one-hour episodes of The L.A. Complex and Riverdale. Total consideration of $36,350 is comprised of cash $22,211 and 2,915,263 common shares of the Company valued at $14,139. The purchase price includes an excess cash adjustment and net working capital adjustment, based on the opening balance sheet figures, of $8,711, which is included in the cash consideration. During the year, $7,577 of the excess cash portion of the consideration was paid, with the balance included in accounts payable and accrued liabilities at June 30, 2015.

The goodwill value of $14,694 arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations, the ability to expand into the global teen market and the acquisition of key talent. None of the goodwill is deductible for tax purposes. The fair value of accounts receivable is $9,361.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Epitome from the Epitome Effective Date.

The Company has finalized the purchase price, which has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	9,755
Amounts receivable	9,361
Prepaid expenses and deposits	67
Investment in film and television programs	6,887
Property and equipment	6,252
Intangible assets	4,724
Goodwill	14,694
51,740
Liabilities
Accounts payable and accrued liabilities	3,262
Deferred revenue	1,495
Interim production financing	6,762
Deferred income taxes	3,871
15,390
Net assets acquired	36,350

(17)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

5	Acquisitions (continued)

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price.

Had Nerd Corps and DHX Television been consolidated from July 1, 2014, the pro forma consolidated statement of income for the year ended June 30, 2015 would show pro forma revenue of $284,915 and pro forma net income of $24,336.

6	Amounts receivable

	June 30, 2015	June 30, 2014
	$	$

Trade receivables	100,287	47,353
Less: provision for impairment of trade receivables	(5,798)	(3,730)
	94,489	43,623
Goods and services tax recoverable, net	(279)	3,618
Federal and provincial film tax credits and other government assistance	83,866	43,274
	178,076	90,515
Long-term receivables	11,091	5,774
Amounts receivable	189,167	96,289

The aging of trade receivables not impaired is as follows:

	June 30, 2015	June 30, 2014
	$	$
Less than 60 days	88,151	37,532
Between 60 and 90 days	1,987	1,393
Over 90 days	4,351	4,698
	94,489	43,623

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

(18)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

6	Amounts receivable (continued)

Provision for impairment of trade receivables:

	June 30, 2015	June 30, 2014
	$	$
Opening balance	3,730	1,086
Provision for receivables	3,136	2,239
Receivables written off during the period	(1,254)	(33)
Recoveries of receivables previously provided for	(43)	(149)
Exchange differences	229	587
Closing balance	5,798	3,730

7	Investment in film and television programs

	June 30, 2015	June 30, 2014
	$	$

Development costs	1,290	2,406

Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	23,227	13,919
Acquired participation rights - theatrical and non-theatrical
Cost	123,361	99,034
Accumulated expense	(36,534)	(22,535)
	86,827	76,499

Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	344,263	257,714
Accumulated expense	(261,347)	(197,517)
Accumulated write-down of investment in film and television programs	(8,204)	(6,390)
	74,712	53,807
Program and film rights - broadcasting
Cost	46,006	—
Accumulated expense	(37,836)	—
	8,170	—
	194,226	146,631

All program and film rights noted above relate to the operations of DHX Television.

The Company expects that 12% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2016. The Company expects that 32% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2018. The Company expects that over 52% of the costs related to productions completed will be realized by June 30, 2020.

During the year, interest of $1,213 (2014 - $926) has been capitalized to investment in film and television programs.

(19)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

7	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	June 30, 2015	June 30, 2014
	$	$
Net opening investment in film and television programs	146,631	116,994
Productions acquired (note 5)	24,327	31,361
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation (note 13)	89,493	32,626
Increase (decrease) in development costs	(1,116)	1,056
Expense of investment in film and television programs	(77,829)	(37,273)
Expense of program and film rights	(37,836)	—
Increase of program and film rights	28,853	—
Write-down in value of certain investment in film and television programs	(1,814)	(984)
Program and film rights acquired (note 5)	17,153	—
Exchange differences	6,364	2,851
	194,226	146,631

Consolidated Structured Entity

During 2015 to facilitate the production of a new television series (the “Production”), the Company has entered into a production financing structure whereby an entity, in which the Company has no direct ownership interest, will complete the Production. The Company has ultimate creative control of the Production and must fund any overspend on the Production. Upon completion of the Production, all rights to the Production revert back to the Company. Therefore, the Company has the ability to direct the relevant activities of the entity and can use its power to affect the amount of returns it obtains. Consequently, the Company controls this entity and consolidates it. The underlying assets of the entity at June 30, 2015 were investment in film and television programs, cash and amounts receivable are included in the Company’s consolidated results and totaled $12,920.

(20)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

8	Property and equipment

	Land	Building	Furniture, fixtures and equipment	Computer equipment	Post- production equipment	Computer software	Leasehold improvements	Total
	$	$	$	$	$	$	$	$

For the year ended June 30, 2014

Opening net book value	—	—	899	2,064	193	874	894	4,924
Epitome acquisition (note 5 (iv))	4,276	1,876	62	3	—	—	35	6,252
Additions	—	—	478	972	155	25	898	2,528
Amortization	—	(3)	(373)	(1,165)	(118)	(240)	(192)	(2,091)
Disposals	—	—	(84)	(41)	—	—	—	(125)
Exchange differences	—	—	1	22	—	2	2	27
Net book value	4,276	1,873	983	1,855	230	661	1,637	11,515
At June 30, 2014

Cost	4,276	1,876	4,285	7,167	1,706	2,845	3,305	25,460
Accumulated amortization	—	(3)	(3,307)	(5,459)	(1,476)	(2,232)	(1,680)	(14,157)
Foreign exchange differences	—	—	5	147	—	48	12	212
Net book value	4,276	1,873	983	1,855	230	661	1,637	11,515
For the year ended June 30, 2015

Opening net book value	4,276	1,873	983	1,855	230	661	1,637	11,515
DHX Television acquisition (note 5 (iii))	—	—	9	47	—	195	8	259
Nerd Corps acquisition (note 5 (i))	—	—	243	1,652	23	407	191	2,516
Additions	—	—	644	2,034	1,556	534	3,101	7,869
Amortization	—	(75)	(503)	(1,749)	(349)	(601)	(421)	(3,698)
Disposals	—	—	(1)	(35)	—	—	(682)	(718)
Foreign exchange differences	—	—	2	63	—	6	3	74
	4,276	1,798	1,377	3,867	1,460	1,202	3,837	17,817
At June 30, 2015

Cost	4,276	1,876	5,180	10,865	3,285	3,981	5,923	35,386
Accumulated amortization	—	(78)	(3,810)	(7,208)	(1,825)	(2,833)	(2,101)	(17,855)
Foreign exchange differences	—	—	7	210	—	54	15	286
Net book value	4,276	1,798	1,377	3,867	1,460	1,202	3,837	17,817

As at June 30, 2015, included in the property and equipment net book value were leased computers equipment and post production equipment in the amount of $2,101 and $1,450 respectively, (2014 - $503 and $nil)

(21)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9	Intangible assets

All broadcast licenses relate to the operations of DHX Television.

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands	Other	Total
	$	$	$	$	$	$

For the year ended June 30, 2014

Opening book value	—	3,687	11,298	12,332	639	27,956
Epitome acquisition (note 5 (iv))	—	—	—	4,724	—	4,724
DHX UK acquisition	—	—	—	2,699	—	2,699
Amortization	—	(816)	(1,339)	(1,607)	(62)	(3,824)
Additions	—	—	—	—	308	308
Foreign exchange differences	—	—	1,653	474	—	2,127
Net book value	—	2,871	11,612	18,622	885	33,990
At June 30, 2014

Cost	—	7,362	11,820	21,851	2,927	43,960
Accumulated amortization	—	(4,505)	(2,047)	(3,773)	(2,042)	(12,367)
Foreign exchange differences	—	14	1,839	544	—	2,397
Net book value	—	2,871	11,612	18,622	885	33,990
For the year ended June 30, 2015

Opening net book value	—	2,871	11,612	18,622	885	33,990
DHX Television acquisition (note 5 (iii))	67,800	—	—	5,800	—	73,600
Nerd Corps acquisition (note 5 (i))	—	—	16,100	5,600	3,580	25,280
Amortization	—	(819)	(2,055)	(3,215)	(620)	(6,709)
Additions	—	—	—	669	—	669
Foreign exchange differences	—	23	333	210	—	566
Net book value	67,800	2,075	25,990	27,686	3,845	127,396

At June 30, 2015

Cost	67,800	7,362	27,920	33,920	6,507	143,509
Accumulated amortization	—	(5,324)	(4,102)	(6,988)	(2,662)	(19,076)
Foreign exchange differences	—	37	2,172	754	—	2,963
Net book value	67,800	2,075	25,990	27,686	3,845	127,396

(22)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10	Goodwill

The continuity of goodwill is as follows:

	June 30, 2015	June 30, 2014
	$	$
Opening net book value	103,483	81,840
Acquired on acquisition of Nerd Corps (note 5 (i))	25,773	—
Acquired on acquisition of DHX Television (note 5 (iii))	79,864	—
Acquired on acquisition of DHX UK	—	4,485
Acquired on acquisition of Epitome (note 5 (iv))	176	14,518
Acquired on acquisition of Echo Bridge (note 5 (ii))	3,115	—
Exchange differences	1,530	2,640
	213,941	103,483

Impairment testing

Goodwill and indefinite life intangible assets, being the broadcast licenses, are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2015 and 2014, in accordance with its policy described in note 3. For the purposes of allocating goodwill, the Company has determined that it has three CGUs: its production, distribution and licensing of film and television programs business, being the Core Business; CPLG, which manages copyrights, licensing and brands for third parties and DHX Television (note 5 (iii)). The CPLG CGU does not have any goodwill or indefinite life intangible assets, and has not been tested for impairment.

In assessing the goodwill and indefinite life intangible assets for impairment, the Company compares the carrying value of the CGU to the recoverable amount, where the recoverable amount is the higher of fair value less costs of disposal or value in use. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

Value-in-Use

The value in use for our CGUs is determined by discounting four-year cash flow projections from business plans reviewed by senior management. The projections reflect management’s expectations of revenue, segment profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

Cash flows beyond the four-year period are extrapolated using perpetuity growth rates. None of the perpetuity growth rates exceed the long-term historical growth rates for the markets in which we operate.

The discount rates are applied to the cash flow projections and are derived from the weighted average cost of capital for each group of CGUs.

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs.

	Assumptions used
	Perpetuity
CGU's	growth rate	Discount rate
DHX Television	1%	13%
Core Business	3%	11%

As the recoverable amount of the CGU's to which goodwill and indefinite life intangible assets has been allocated was greater than its carrying value, the Company determined there were no impairments of goodwill or indefinite life intangible assets as at June 30, 2015 and 2014. We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amounts of the DHX Television and Core Business CGUs is based would not cause their carrying amounts to exceed their recoverable amounts.

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	June 30, 2015	June 30, 2014
	$	$

Bank indebtedness	—	4,930
Interim production financing	67,743	35,955
Long-term debt and obligations under finance leases	282,818	70,444
Interest bearing debt and obligations under finance leases	350,561	111,329
Amount due within 12 months	(80,659)	(49,411)
Amount due beyond 12 months	269,902	61,918

(23)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

a)	Bank indebtedness

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television (note 5), the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) the acquisition of the Echo Bridge assets (note 5 (ii)); ii) the issuance of the Senior Unsecured Notes (note 11(c)); and iii) the acquisition of Nerd Corps (note 5 (i)), respectively. An additional amendment was completed on June 30, 2015.

As of June 30, 2015, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to the Drawdown Rate + 4.50% of the outstanding Amended Revolving Facility. At June 30, 2015, the amount payable in Canadian dollars was CDN $nil (June 30, 2014 - CDN $nil) and pound sterling was GBP £nil (June 30, 2014 - GBP £2,700).

a)	Bank indebtedness (continued)

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

As at June 30, 2015, the Company had undrawn bank indebtedness of $30,000 available.

b)	Interim production financing

	June 30, 2015	June 30, 2014
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 1.20%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $78,617 at June 30, 2015 (June 30, 2014 - $50,625). Certain facilities are secured by a restricted cash balance of $nil at June 30, 2015 (June 30, 2014 - $32)	67,743	35,955

As of June 30, 2015, the Company had $16,604 in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd.

During the year, the $CDN bank prime rate averaged 2.93% (year ended June 30, 2014 - 3.00%).

Federal and provincial film tax credits receivable (see note 6) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid, as required by the financing agreement.

(24)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases
	June 30, 2015	June 30, 2014
	$	$

Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 11 (c)(i)), net of unamortized issuance costs of $2,476 (June 30, 2014 -$1,507)	109,747	69,941
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $5,094 (note 11 (c)(ii))	169,520	—
Obligations under various finance leases, with total quarterly instalments of $284, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from September 2015 to February 2019 of which $nil is denominated in USD (June 30, 2014 - $52)	3,551	503
	282,818	70,444
Less: Current portion	(12,916)	(8,526)
	269,902	61,918

i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, maturing on July 31, 2019.

In conjunction with the issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,912, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the remaining balance due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

(25)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

i)	Amended Term Facility (continued)

As at June 30, 2015, the amount payable in US dollars was US$19,846 (June 30, 2014 -US$42,346), and pound sterling was GBP £nil (June 30, 2014 - GBP £14,383).

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 3.50, incrementally declining to less than 2.5 times by June 30, 2017; and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at June 30, 2015, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes (the “Senior Unsecured Notes” or "Notes") due on December 2, 2021, with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at June 30, 2015, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2014 - $nil).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay debt under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

(26)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

The Senior Unsecured Notes contain a redemption option (the “Redemption Option”) whereby the Company can redeem all or part of the Senior Unsecured Notes at a premium. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Redemption Option and Put Option are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Redemption Option and Put Option are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Redemption Option and Put Option are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statements of income. On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Redemption Option and Put Option, and is amortized over the term of the Senior Unsecured Notes.

The notes contain non-financial covenants and customary events of default clauses. As of June 30, 2015, the Company was in compliance with all of its covenants under the Notes.

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$

Year ended June 30, 2016	13,499
2017	13,378
2018	12,840
2019	12,303
2020 and beyond	238,753

12	Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

(27)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Share capital and contributed surplus (continued)

a)	Authorized (continued)

Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer: (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board; (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board; and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the TSX under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

(28)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Share capital and contributed surplus (continued)

b)	Issued and outstanding

	June 30, 2015		June 30, 2014
	Number	Amount	Number	Amount
		$		$

Preferred variable voting shares (note 12 (a))	100,000,000	–	100,000,000	–
Common shares (note 12 (c))
Opening balance	119,775,905	207,227	102,465,046	151,275
Issued on acquisition (note 5)	2,693,748	26,075	2,915,263	14,139
Share issue costs, net of tax	—	(136)	—	—
Issued for cash consideration, net of costs and tax effect	—	—	11,183,750	37,495
Shares issued pursuant to the ESPP	19,981	173	17,655	76
Dividend reinvestment	13,928	123	22,941	122
Warrants exercised	—	—	1,000,000	1,175
Options exercised	1,478,750	3,295	2,171,250	2,945
Ending balance	123,982,312	236,757	119,775,905	207,227
Warrants
Opening balance	—	—	1,000,000	390
Warrants exercised	—	—	(1,000,000)	(390)
Ending balance	—	—	—	—
Contributed surplus and stock options (note 12 (d))
Opening balance	4,787,500	12,486	5,726,250	11,875
Issued to officers and employees	3,120,000	—	1,345,000	—
Share based compensation	—	4,254	–	1,588
Stock options exercised	(1,478,750)	(984)	(2,171,250)	(977)
Options forfeited	(75,000)	—	(112,500)	–
Ending balance	6,353,750	15,756	4,787,500	12,486

c)	Common shares

The common shares above are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at June 30, 2015, the Company had 83,882,439 Common Voting Shares, 40,099,873 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

On October 21, 2013, the Company issued 11,183,750 common shares at $3.60 per common share for gross proceeds of $40,262, less costs of $3,674, net of tax effect of $907.

On April 3, 2014, as part of the Epitome Transaction, the Company issued 2,915,263 common shares at $4.85 for a total value of $14,139.

During the year ended June 30, 2015, the Company issued 19,981 common shares, at an average price of $8.61, respectively as part of the Company’s employee share purchase plan (2014 - 17,655 at $4.29 per share).

During the year ended June 30, 2015, the Company issued 13,928 common shares at an average price of $8.81, as part of shareholder enrollment in the Company’s dividend reinvestment program (2014 – 22,941 at $5.32)

During the year ended June 30, 2015, 1,478,750 shares were issued out of treasury at an average exercise price of $1.56 upon exercise of options (2014 - 2,171,250 at $0.90).

(29)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Share capital and contributed surplus (continued)

c)	Common shares (continued)

During the year ended June 30, 2014, 1,000,000 shares were issued out of treasury at an average exercise price of $0.78 upon exercise of warrants.

On December 23, 2014, the Company issued 2,693,748 common shares, valued at $9.68 per share in connection with the Company’s acquisition of Nerd Corps (note 5 (i)).

d)	Stock options

As at June 30, 2015 and 2014, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option

Outstanding at June 30, 2013	5,726,250	1.25

Granted	1,345,000	3.82
Forfeited	(112,500)	0.87
Exercised	(2,171,250)	0.90
Outstanding at June 30, 2014	4,787,500	2.14

Granted	3,120,000	8.04
Forfeited	(75,000)	8.61
Exercised	(1,478,750)	1.56
Outstanding at June 30, 2015	6,353,750	5.10

Exercisable at June 30, 2015	1,630,000	2.12

The total maximum number of common shares to be reserved for issuance through the Company's stock option plan is 9% of the total number of issued and outstanding common shares at any time. As at June 30, 2015, this amounted to 11,158,408 (2014 - 10,779,831).

On August 6, 2014, 1,375,000 stock options were issued to employees and at $7.13 per share, vesting immediately and over four years and, expiring on August 6, 2019.

On October 2, 2014, 1,095,000 stock options were issued to employees and directors at $8.27 per share, vesting immediately and over four years expiring on October 1, 2019.

On November 18, 2014, 75,000 stock options were issued to employees at $9.44 per share, vesting immediately and over four years expiring on November 17, 2019.

On December 23, 2014, 375,000 stock options were issued to employees at $9.78 per share, vesting immediately and over four years expiring on December 22, 2019.

(30)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Share capital and contributed surplus (continued)

d)	Stock options (continued)

On February 20, 2015, 200,000 stock options were issued to directors at $9.29 per share, vesting immediately and over four years expiring on February 19, 2020.

During the year ended June 30, 2015, 1,478,750 stock options were exercised at an average price of $1.56 per share for total proceeds of $2,311 (2014 - 2,171,205 at $0.90 for total proceeds of $1,968)

During the year ended June 30, 2015, 75,000 stock options were forfeited (2014 - 112,500).

On September 26, 2013, 350,000 stock options were issued to employees at $3.13 per share, vesting immediately and over four years and based on achieving certain benchmarks, expiring on September 26, 2018.

On November 21, 2013, 995,000 stock options were issued to employees and directors at $4.07 per share, vesting over four years expiring on November 21, 2018.

The weighted average grant date fair value of stock options and assumptions using the Black-Scholes option pricing model for the years ended June 30, 2015 and 2014 are as follows:

	2015	2014

Weighted average grant value date	$2.79	$1.47
Risk-free rate	1.39%	1.61%
Expected option life	4 years	4 years
Expected volatility	44%	52%
Expected dividend yield	0.66%	1.16%

Changes in the assumptions can materially affect the fair value of estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of stock options.

During the year ended June 30, 2015, a total of $4,254 (2014 - $1,588) was recognized as compensation expense.

Information related to options outstanding at June 30, 2015 is presented below.

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable at	average
Range of	June 30,	remaining	exercise	June 30,	exercise
exercise prices	2015	contractual life	price	2015	price
		years	$		$

$0.69 - $0.99	533,750	1.33	0.90	503,750	0.91
$1.00 - $5.00	2,775,000	2.77	2.68	1,088,750	2.47
$5.01 - $9.78	3,045,000	4.24	8.03	37,500	8.27
Total	6,353,750	3.36	5.10	1,630,000	2.12

(31)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

13	Government financing and assistance

During the year, investment in film and television programs was reduced by $5,440 (year ended June 30, 2014 - $1,502) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the year ended June 30, 2015, investment in film has also been reduced by $4,327 (year ended June 30, 2014 - $4,325) related to non-repayable contributions from the Canadian Media Fund license fee program. During the year ended June 30, 2015, investment in film and television programs has been reduced by $32,951 (year ended June 30, 2014 - $10,832) for tax credits relating to production activities. Lastly, during the year ended June 30, 2015, the Company received $34,490, in government financing and assistance (year ended June 30, 2014 - $17,241).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 44% of total amounts receivable at June 30, 2015 (June 30, 2014 - 50%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

14	Income taxes

Significant components of the Company’s deferred income tax liability as at June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
	$	$

Broadcast licenses	(8,984)	—
Tangible benefit obligation	3,979	—
Leasehold inducement	169	195
Foreign tax credits	303	303
Deferred production revenue	—	40
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,379)	(1,214)
Share issuance costs and deferred financing fees	997	1,317
Investment in film and television programs	(15,064)	(12,528)
Intangible assets	(11,735)	(4,546)
Non-capital losses and other	8,621	5,335
Deferred income tax liability	(23,029)	(11,034)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $12,944 at June 30, 2015 (June 30, 2014 - $10,015).

(32)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

14	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30, 2015	June 30, 2014
	$	$

Income tax expense based on combined federal and provincial tax rates of 31% (June 30, 2014 - 31%)	7,834	3,700
Income taxes increased (reduced) by:
Share-based compensation	1,319	492
Non-deductible acquisition costs	757	506
Tax rate differential	(2,620)	(729)
Other	(1,553)	156
Provision for income taxes	5,737	4,125

As at June 30, 2015, the Company has losses carried forward of $1,200 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2015, the Company’s effective tax rate was 31% (2014 - 31%) based on jurisdictions in which the income was earned.

15	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	2015	2014
	$	$

Finance income
Interest income	267	148
Net foreign exchange gain	7,043	916
Movement in fair value of the Redemption Option on the Senior Unsecured Notes (note 11)	680	—
	7,990	1,064
Finance expense
Interest expense on bank indebtedness	1,345	682
Accretion of tangible benefit obligation	800	—
Interest on long-term debt and obligations under finance leases	15,260	2,624
Debt extinguishment charge	3,913	—
Amortization of debt premium on Senior Unsecured Notes (note 11)	16	—
	21,334	3,306

(33)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

16	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	2015	2014
	$	$

Investment in film and television programs
Direct production and new media costs	14,463	18,258
Expense of film and television programs	63,830	26,122
Expense of film and broadcast rights for broadcasting	37,836	—
Expense of acquired library	13,999	11,151
Write-down of investment in film and television programs	1,814	984
Development expenses and other	4,631	1,982
Office and administrative	22,240	8,160
Tangible benefit obligation expense	14,215	—
Finance expense, net	13,344	2,242
Investor relations and marketing	1,542	535
Professional and regulatory	8,150	5,532
Amortization of property and equipment and intangible assets	10,407	5,915
	206,471	80,881
The following sets out the components of employee benefits expense:
Salaries and employee benefits	25,991	20,818
Share-based compensation	4,254	1,588
Termination benefits	2,053	908
	32,298	23,314
	238,769	104,195

17	Financial instruments

a)	Credit risk

Credit risk arises from cash and restricted cash, as well as credit exposure to customers, including outstanding trade receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash, restricted cash and trade receivables approximate the amount recorded on the consolidated balance sheet of $148,487 at June 30, 2015.

(34)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Financial instruments (continued)

a)	Credit risk (continued)

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $1,000 to $1,500 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases, interim production financing and maintaining revolving credit facilities (note 11). As at June 30, 2015, the Company had cash on hand of $42,907 (June 30, 2014 - $26,679).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing (note 11) to provide funds until such time as the federal and provincial film tax credits (note 6) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

(35)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Financial instruments (continued)

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At June 30, 2015, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have an approximate $500 to $1,000 effect on net income and comprehensive income.

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Accounts payable and accrued liabilities	109,143	109,143	—	—	—
Interim production financing	67,743	67,743	—	—	—
Other liability	17,313	2,473	4,946	4,946	4,948
Long-term debt	287,227	12,132	24,264	75,831	175,000
Finance lease obligations	3,551	1,367	1,954	230	—
	484,977	192,858	31,164	81,007	179,948

Payments noted above do not include interest and are not discounted.

f)	Fair values

Financial instruments recorded at fair value on the consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(36)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17	Financial instruments (continued)

f)	Fair values (continued)

Financial assets and liabilities measured at fair value

	As at
	June 30, 2015		June 30, 2014
	Fair value hierarchy	Fair value asset (liability)(1)	Fair value hierarchy	Fair value asset (liability)(1)
Derivatives
Foreign currency forwards(2)	N/A	N/A	Level 2	212
Redemption Option and Put Option(3)	Level 2	482	N/A	N/A

(1)	The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2)	The fair value of forward currency contracts is determined using prevailing exchange rates.
(3)	The fair values of the Redemption Option and Put Option are determined using valuation models.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the financial statements for cash, restricted cash, trade receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The following table summarizes the fair value and carrying value of other financial assets and liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at
	June 30, 2015			June 30, 2014
	Fair value hierarchy	Fair value asset (liability)	Carrying value	Fair value hierarchy	Fair value asset (liability)	Carrying value

Amended Term Facility(1)	Level 2	(109,746)	(109,746)	Level 2	(69,941)	(69,941)
Senior Secured Notes(2)	Level 2	(173,250)	(170,161)	N/A	N/A	N/A
Obligations under finance leases(3)	Level 2	(3,551)	(3,551)	Level 2	(503)	(503)
Interim production financing(4)	Level 2	(67,743)	(67,743)	Level 2	(35,955)	(35,955)

(1)	The interest rates on the Amended Term Facility resets every 90 day; therefore, the fair value, using a market approach approximates the carrying value.
(2)	Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.
(3)	Management estimates the fair value using a discounted flow analysis, based on discount rates that reflect current conditions.
(4)	Variable interest rates were renegotiated during the previous year, therefore management believes the fair value approximates the carrying value .

h)	Foreign currency contracts

At June 30, 2015, the Company had notional principal of $nil (June 30, 2014 - $4,610) in contracts to sell US dollars.

(37)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

18	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2016	6,337
2017	5,964
2018	4,741
2019	4,298
Beyond 2019	25,067

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $2,765.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at June 30, 2015, related to the above matters is estimated at $400.

19	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the year ended June 30, 2015, the Company declared dividends totalling $6,576 (June 30, 2014 - $5,107). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	June 30, 2015	June 30, 2014
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases	282,818	75,374
Less: Cash	(42,907)	(26,679)
Net debt	239,911	48,695
Total Shareholders’ Equity	261,954	223,349
	501,865	272,044

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company is in compliance with all debt covenants of the Amended and Restated Senior Secured Credit Facility and the Senior Unsecured Notes.

(38)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

20	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	2015	2014
	$	$

Net income	19,533	7,811
Weighted average number of common shares	121,731,693	111,638,240

Basic earnings per share	0.16	0.07

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the year, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 3,005,041 (June 30, 2014 - 3,436,205).

	2015	2014
	$	$

Net income	19,533	7,811
Weighted average number of common shares	124,736,734	115,074,445
Diluted earnings per share	0.16	0.07

(39)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

21	Net change in non-cash working capital balances related to operations

	2015	2014
	$	$

Increase in amounts receivable	(59,859)	(6,241)
Decrease (increase) in prepaid expenses and deposits	(7,154)	(1,948)
Increase in long-term amounts receivable	(5,317)	(2,597)
Increase in accounts payable and accrued liabilities	24,185	10,669
Increase (decrease) in deferred revenue	29,669	(5,211)
	(18,476)	(5,328)

During the period, the Company paid and received the following:

	$	$

Interest paid	22,697	3,412
Interest received	267	148
Taxes paid	8,146	663

Net investment in film and television programs

	2015	2014
	$	$

Expense of film and television programs	63,830	26,122
Expense of film and broadcast rights for broadcasting	37,836	—
Expense of acquired library	13,999	11,151
Decrease (increase) in development	1,116	(1,056)
Increase in theatrical productions in progress	(9,308)	(12,623)
Increase in non-theatrical productions completed and released	(80,185)	(26,503)
Increase in program and film rights - broadcasting	(28,853)	—

	(1,565)	(2,909)

22	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television (note 5 (iii)).

(40)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22	Revenues and segmented information (continued)

	Year ended June 30, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	14,345	76,182	173,512	264,039
Direct production cost and expenses, general and administrative expenses	12,209	50,157	126,847	189,213
Segment profit	2,136	26,025	46,665	74,826
Amortization				10,407
Finance expense, net				13,344
Acquisition costs				5,145
Other expense, net				20,660
Income before income taxes				25,270

Non-current assets
Long-term amounts receivable	—	—	11,091	11,091
Deferred financing fees	—	—	706	706
Property and equipment	549	918	16,350	17,817
Intangible assets	10,743	73,087	43,566	127,396
Goodwill	—	29,864	184,077	213,941
	11,292	103,869	255,790	370,951

Current liabilities
Accounts payable and accrued liabilities	12,458	18,806	77,879	109,143
Deferred revenue	2,690	—	46,633	49,323
Interim production financing	—	—	67,743	67,743
Current portion of long-term debt and obligations under finance leases	—	—	12,916	12,916

	15,148	18,806	205,171	239,125

(41)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22	Revenues and segmented information (continued)

		Year ended June 30, 2014
	CPLG	Core Business	Consolidated
	$	$	$

Revenues	12,176	103,955	116,131
Direct production cost and expenses, general and administrative expenses	11,785	78,029	89,814
Segment profit	391	25,926	26,317

Amortization			5,915
Finance expense, net			2,242
Acquisition costs			3,258
Other expense, net			2,966
Income before income taxes			11,936

Non-current assets
Long-term amounts receivable	—	5,774	5,774
Deferred financing fees	—	603	603
Property and equipment	787	10,728	11,515
Intangible assets	11,556	22,434	33,990
Goodwill	—	103,483	103,483
	12,343	143,022	155,365

Current liabilities
Bank indebtedness	—	4,930	4,930
Accounts payable and accrued liabilities	16,309	45,465	61,774
Deferred revenue	2,043	13,560	15,603
Interim production financing	—	35,955	35,955
Current portion of long-term debt and obligations under finance leases	—	8,526	8,526

	18,352	108,436	126,788

(42)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2015 and 2014

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22	Revenues and segmented information (continued)

The following table presents further components of revenue derived from the following areas:

	2015	2014
	$	$

Core Business
Production revenue	38,083	23,466
Distribution revenue	77,667	40,886
Producer and service fee revenue	32,614	18,363
Merchandising and licensing and other revenue	25,148	21,240
	173,512	103,955
DHX Television
Subscriber revenue	66,569	—
Promotion and advertising revenue	9,613	—
	76,182	—
CPLG
Third party brand representation revenue	14,345	12,176
	264,039	116,131

Of the Company’s $264,039 in revenues for the year (June 30, 2014 - $116,131), $190,328 was attributable to the Company’s entities based in Canada (June 30, 2014 - $75,181), $15,579 (June 30, 2014 - $13,916) was attributable to the Company’s entities based in the USA and $58,132 (June 30, 2014 - $27,034) was attributable to the Companies entities based outside of Canada and the USA.

As at June 30, 2015, the following non-current assets were attributable to the Company’s entities based in the USA: $180 of property and equipment, $266 of intangible assets, and $867 of goodwill (June 30, 2014 - $266, $471, $657, respectively). As at June 30, 2015, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $549 of property and equipment, $14,364 of intangible assets and $4,615 of goodwill (June 30, 2014 - $787, $14,573, and $5,012 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

23	Accumulated other comprehensive loss

As at June 30, 2015, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $8,355 (June 30, 2014 - $1,203).

(43)